UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Consolidated Synthetic remote voting map

In compliance with CVM Resolution No. 81/22, we present the synthetic voting map consolidating the voting instructions received from the Central Depositary, the Bookkeeper and the voting instructions directly received by the Company, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Extraordinary General Meeting to be held on November 28, 2025, at 3:30 p.m.

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, as a specialized company responsible for preparing the appraisal report for of Santander Leasing S.A. Arrendamento Mercantil (“Appraisal Report” and “Santander Leasing” respectively).	Approve	65,282,870	65,355,671
		Reject	3,490	3,291
		Abstain	7,631	8,678
2	To approve the Appraisal Report.	Approve	49,726,708	49,769,249
		Reject	8,314	8,124
		Abstain	15,558,969	15,590,267
3	To approve the Private Instrument of Protocol and Justification of the Merger of Santander Leasing, entered into on October 29, 2025 (“Protocol and Justification of the Merger of Santander Leasing”).	Approve	65,281,481	65,348,404
		Reject	2,794	2,603
		Abstain	9,716	16,633
4	To approve the merger of Santander Leasing by the Company, under the terms of the Protocol and Justification of the Merger of Santander Leasing, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended, (“Merger”).	Approve	65,277,967	65,348,124
		Reject	3,494	3,303
		Abstain	12,530	16,213
5	If the previous matters are approved, authorize and ratify all the acts of the Companys managers necessary for the effectiveness of the resolutions proposed and approved by the Companys shareholders.	Approve	65,279,761	65,328,990
		Reject	4,044	3,814
		Abstain	10,186	34,836

[Free English Translation]

6	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council). Note: this resolution is not part of the EGM agenda and has been included in compliance with Article 36, sole paragraph, of CVM Resolution 81/22.	Approve	28,882,906	28,919,984
		Reject	1,301,532	1,302,150
		Abstain	35,109,553	35,145,506

Gustavo Alejo Viviani

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 27, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer